UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Papa John’s International, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

698813102

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 13, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,995,003
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,995,003
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,995,003 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99% (2)
14	TYPE OF REPORTING PERSON

PN

(1) Includes Shares issuable upon conversion of 250,000 shares of Series B Preferred Stock.

(2) Reflects a conversion limitation of 9.99% as set forth under the Securities Purchase Agreement.

2

CUSIP No. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,581,902
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,581,902
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,581,902(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

CO

(1) Includes Shares issuable upon conversion of 129,200 shares of Series B Preferred Stock.

3

CUSIP No. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		423,731
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

423,731
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

423,731(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%
14	TYPE OF REPORTING PERSON

OO

(1) Represents Shares issuable upon conversion of 21,212 shares of Series B Preferred Stock.

4

CUSIP No. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		239,592
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

239,592
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

239,592 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

(1) Represents Shares issuable upon conversion of 11,994 shares of Series B Preferred Stock.

5

CUSIP No. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,017,378
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,017,378
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,017,378 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON

PN

(1) Represents Shares issuable upon conversion of 50,930 shares of Series B Preferred Stock.

6

CUSIP No. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,243,306
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,243,306
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,243,306(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%
14	TYPE OF REPORTING PERSON

OO

(1) Represents Shares issuable upon conversion of 62,240 shares of Series B Preferred Stock.

7

CUSIP No. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		225,928
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

225,928
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

225,928(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

(1) Represents Shares issuable upon conversion of 11,310 shares of Series B Preferred Stock.

8

CUSIP No. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		225,928
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

225,928
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

225,928(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

(1) Represents Shares issuable upon conversion of 11,310 shares of Series B Preferred Stock.

9

CUSIP No. 698813102

1	NAME OF REPORTING PERSON

STARBOARD P FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		777,786
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

777,786
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

777,786(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%
14	TYPE OF REPORTING PERSON

PN

(1) Represents Shares issuable upon conversion of 38,936 shares of Series B Preferred Stock.

10

CUSIP No. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE P GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		777,786
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

777,786
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

777,786(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%
14	TYPE OF REPORTING PERSON

OO

(1) Represents Shares issuable upon conversion of 38,936 shares of Series B Preferred Stock.

11

CUSIP No. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,995,003
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,995,003
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,995,003(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%(2)
14	TYPE OF REPORTING PERSON

OO

(1) Includes Shares issuable upon conversion of 250,000 shares of Series B Preferred Stock.

(2) Reflects a conversion limitation of 9.99% as set forth under the Securities Purchase Agreement.

12

CUSIP No. 698813102

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,995,003
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,995,003
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,995,003(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%(2)
14	TYPE OF REPORTING PERSON

PN

(1) Includes Shares issuable upon conversion of 250,000 shares of Series B Preferred Stock.

(2) Reflects a conversion limitation of 9.99% as set forth under the Securities Purchase Agreement.

13

CUSIP No. 698813102

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,995,003
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,995,003
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,995,003(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%(2)
14	TYPE OF REPORTING PERSON

OO

(1) Includes Shares issuable upon conversion of 250,000 shares of Series B Preferred Stock.

(2) Reflects a conversion limitation of 9.99% as set forth under the Securities Purchase Agreement.

14

CUSIP No. 698813102

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,190.05(1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,995,003
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,190.05(1)
	10	SHARED DISPOSITIVE POWER

4,995,003
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,997,193.05(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%(3)
14	TYPE OF REPORTING PERSON

IN

(1) Represents Shares awarded to Mr. Smith in his capacity as a director of the Issuer pursuant to the Issuer’s Nonqualified Deferred Compensation Plan. Excludes 4,762 Shares underlying certain Restricted Stock Units issued to Mr. Smith in his capacity as a director of the Issuer, which vest upon the earlier of (i) the first anniversary of the date of the grant of the award or (ii) the date of the Issuer’s 2020 annual meeting of stockholders.

(2) Includes Shares issuable upon conversion of 250,000 shares of Series B Preferred Stock.

(3) Reflects a conversion limitation of 9.99% as set forth under the Securities Purchase Agreement.

15

CUSIP No. 698813102

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,995,003
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,995,003
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,995,003(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%(2)
14	TYPE OF REPORTING PERSON

IN

(1) Includes Shares issuable upon conversion of 250,000 shares of Series B Preferred Stock.

(2) Reflects a conversion limitation of 9.99% as set forth under the Securities Purchase Agreement.

16

CUSIP No. 698813102

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, and held in the Starboard Value LP Account were purchased with working capital pursuant to the terms of the Purchase Agreement (as previously defined and described in the Schedule 13D and Amendment No. 1 thereto). The aggregate purchase price of the 129,200 Purchased Shares (as previously defined and described in the Schedule 13D and Amendment No. 1 thereto) beneficially owned by Starboard V&O Fund is $129,200,000. The aggregate purchase price of the 21,212 Purchased Shares beneficially owned by Starboard S LLC is $21,212,000. The aggregate purchase price of the 11,994 Purchased Shares beneficially owned by Starboard C LP is $11,994,000. The aggregate purchase price of the 11,310 Purchased Shares beneficially owned by Starboard L Master is $11,310,000. The aggregate purchase price of the 38,936 Purchased Shares beneficially owned by Starboard P LP is approximately $38,936,000. The aggregate purchase price of the 37,348 Purchased Shares held in the Starboard Value LP Account is $37,348,000.

The aggregate purchase price of the 1,000 Shares directly owned by Starboard V&O Fund in record name is $45,041, excluding brokerage commissions.  Such Shares were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in an open market purchase.

The 2,190.05 Shares beneficially owned by Mr. Smith represent Shares that were granted to Mr. Smith by the Issuer in his capacity as a director of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

As previously disclosed in the Schedule 13D, on February 4, 2019, Starboard Value LP and certain of its affiliates (collectively, “Starboard”) entered into a Governance Agreement (the “Governance Agreement”) with the Issuer, a copy of which was filed as Exhibit 10.3 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 4, 2019. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to such terms in the Governance Agreement.

17

CUSIP No. 698813102

On January 13, 2020, Starboard, in accordance with the terms of the Governance Agreement, delivered a letter to the Issuer electing to exercise the Continuation Option under the Governance Agreement, thereby continuing the Standstill Period for all purposes of the Governance Agreement until the earlier of (x) the date that is 15 business days prior to the deadline for the submission of stockholder nominations for the Issuer’s 2021 Annual Meeting of Stockholders pursuant to the Charter or (y) the date that is 100 days prior to the first anniversary of the 2020 Annual Meeting. As a result of Starboard’s exercise of the Continuation Option, the Governance Agreement provides that, subject to certain conditions, including the absence of a Resignation Event, the Board shall take all necessary actions to nominate the Appointed Directors for election as directors at the 2020 Annual Meeting and recommend, support and solicit proxies for the election of the Appointed Directors at the 2020 Annual Meeting in the same manner as it recommends, supports, and solicits proxies for the election of all other directors.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The Shares issuable upon conversion of the Series B Preferred Stock reported owned by each person named herein have been calculated using the Conversion Rate, as defined in the Certificate of Designation, which, pursuant to the terms of the Certificate of Designation, utilized a Conversion Price of $50.06. The aggregate percentage of Shares reported owned by each person named herein is based upon a denominator of (i) 31,946,162 Shares outstanding, as of October 31, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2019 and (ii) certain of the 4,994,003 Shares issuable upon conversion of the Purchased Shares, as applicable.

A.	Starboard V&O Fund
(a)	As of the close of business on January 15, 2020, Starboard V&O Fund beneficially owned approximately 2,581,902 Shares.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 2,581,902
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,581,902
4. Shared power to dispose or direct the disposition: 0
(c)	Starboard V&O Fund has not entered into any transactions in the Issuer’s securities during the past sixty days.
B.	Starboard S LLC
(a)	As of the close of business on January 15, 2020, Starboard S LLC beneficially owned approximately 423,731 Shares.

Percentage: Approximately 1.3%

18

CUSIP No. 698813102

(b)	1. Sole power to vote or direct vote: 423,731
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 423,731
4. Shared power to dispose or direct the disposition: 0
(c)	Starboard S LLC has not entered into any transactions in the Issuer’s securities during the past sixty days.
C.	Starboard C LP
(a)	As of the close of business on January 15, 2020, Starboard C LP beneficially owned approximately 239,592 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 239,592
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 239,592
4. Shared power to dispose or direct the disposition: 0
(c)	Starboard C LP has not entered into any transactions in the Issuer’s securities during the past sixty days.
D.	Starboard P LP
(a)	As of the close of business on January 15, 2020, Starboard P LP beneficially owned approximately 777,786 Shares.

Percentage: Approximately 2.4%

(b)	1. Sole power to vote or direct vote: 777,786
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 777,786
4. Shared power to dispose or direct the disposition: 0
(c)	Starboard P LP has not entered into any transactions in the Issuer’s securities during the past sixty days.
E.	Starboard P GP
(a)	Starboard P GP, as the general partner of Starboard P LP, may be deemed the beneficial owner of the 777,786 Shares owned by Starboard P LP.

Percentage: Approximately 2.4%

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(b)	1. Sole power to vote or direct vote: 777,786
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 777,786
4. Shared power to dispose or direct the disposition: 0
(c)	Starboard P GP has not entered into any transactions in the Issuer’s securities during the past sixty days.
F.	Starboard L Master
(a)	As of the close of business on January 15, 2020, Starboard L Master beneficially owned approximately 225,928 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 225,928
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 225,928
4. Shared power to dispose or direct the disposition: 0
(c)	Starboard L Master has not entered into any transactions in the Issuer’s during the past sixty days.
G.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 225,928 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 225,928
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 225,928
4. Shared power to dispose or direct the disposition: 0
(c)	Starboard L GP has not entered into any transactions in the Issuer’s securities during the past sixty days.
H.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP and managing member of Starboard P GP, may be deemed the beneficial owner of the (i) 239,592 Shares owned by Starboard C LP and (ii) 777,786 Shares owned by Starboard P LP.

Percentage: Approximately 3.1%

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(b)	1. Sole power to vote or direct vote: 1,017,378
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,017,378
4. Shared power to dispose or direct the disposition: 0
(c)	Starboard R LP has not entered into any transactions in the Issuer’s securities during the past sixty days.
I.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 239,592 Shares owned by Starboard C LP, (ii) 777,786 Shares owned by Starboard P LP and (iii) 225,928 Shares owned by Starboard L Master.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 1,243,306
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,243,306
4. Shared power to dispose or direct the disposition: 0
(c)	Starboard R GP has not entered into any transactions in the Issuer’s securities during the past sixty days.
J.	Starboard Value LP
(a)	As of the close of business on January 15, 2020, approximately 746,064 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard P LP and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 2,581,902 Shares owned by Starboard V&O Fund, (ii) 423,731 Shares owned by Starboard S LLC, (iii) 239,592 Shares owned by Starboard C LP, (iv) 225,928 Shares owned by Starboard L Master, (v) 777,786 Shares owned by Starboard P LP and (vi) 746,064 Shares held in the Starboard Value LP Account.

Percentage: 9.99%

(b)	1. Sole power to vote or direct vote: 4,995,003
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,995,003
4. Shared power to dispose or direct the disposition: 0
(c)	Starboard Value LP through the Starboard Value LP Account has not entered into any transactions in the Issuer’s securities during the past sixty days.
K.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 2,581,902 Shares owned by Starboard V&O Fund, (ii) 423,731 Shares owned by Starboard S LLC, (iii) 239,592 Shares owned by Starboard C LP, (iv) 225,928 Shares owned by Starboard L Master, (v) 777,786 Shares owned by Starboard P LP and (vi) 746,064 Shares held in the Starboard Value LP Account.

Percentage: 9.99%

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(b)	1. Sole power to vote or direct vote: 4,995,003
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,995,003
4. Shared power to dispose or direct the disposition: 0
(c)	Starboard Value GP has not entered into any transactions in the Issuer’s securities during the past sixty days.
L.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 2,581,902 Shares owned by Starboard V&O Fund, (ii) 423,731 Shares owned by Starboard S LLC, (iii) 239,592 Shares owned by Starboard C LP, (iv) 225,928 Shares owned by Starboard L Master, (v) 777,786 Shares owned by Starboard P LP and (vi) 746,064 Shares held in the Starboard Value LP Account.

Percentage: 9.99%

(b)	1. Sole power to vote or direct vote: 4,995,003
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,995,003
4. Shared power to dispose or direct the disposition: 0
(c)	Principal Co has not entered into any transactions in the Issuer’s securities during the past sixty days.
M.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 2,581,902 Shares owned by Starboard V&O Fund, (ii) 423,731 Shares owned by Starboard S LLC, (iii) 239,592 Shares owned by Starboard C LP, (iv) 225,928 Shares owned by Starboard L Master, (v) 777,786 Shares owned by Starboard P LP and (vi) 746,064 Shares held in the Starboard Value LP Account.

Percentage: 9.99%

(b)	1. Sole power to vote or direct vote: 4,995,003
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,995,003
4. Shared power to dispose or direct the disposition: 0
(c)	Principal GP has not entered into any transactions in the Issuer’s securities during the past sixty days.
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N.	Mr. Smith
(a)	As of the close of business on January 15, 2020, Mr. Smith directly beneficially owned 2,190.05 Shares. Mr. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 2,581,902 Shares owned by Starboard V&O Fund, (ii) 423,731 Shares owned by Starboard S LLC, (iii) 239,592 Shares owned by Starboard C LP, (iv) 225,928 Shares owned by Starboard L Master, (v) 777,786 Shares owned by Starboard P LP and (vi) 746,064 Shares held in the Starboard Value LP Account.

Percentage: 9.99%

(b)	1. Sole power to vote or direct vote: 2,190.05
2. Shared power to vote or direct vote: 4,995,003
3. Sole power to dispose or direct the disposition: 2,190.05
4. Shared power to dispose or direct the disposition: 4,995,003
(c)	Other than certain awards granted to Mr. Smith by the Issuer in connection with his service on the Board, which are set forth in Schedule A and are incorporated herein by reference, Mr. Smith has not entered into any transactions in the Issuer’s securities during the past sixty days.
O.	Mr. Feld
(a)	Mr. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 2,581,902 Shares owned by Starboard V&O Fund, (ii) 423,731 Shares owned by Starboard S LLC, (iii) 239,592 Shares owned by Starboard C LP, (iv) 225,928 Shares owned by Starboard L Master, (v) 777,786 Shares owned by Starboard P LP and (vi) 746,064 Shares held in the Starboard Value LP Account.

Percentage: 9.99%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,995,003
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,995,003
(c)	Mr. Feld has not entered into any transactions in the Issuer’s securities during the past sixty days.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 13, 2020, Starboard, pursuant to the Governance Agreement, elected to exercise the Continuation Option under the Governance Agreement, as described in Item 4.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2020

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

Starboard Value and Opportunity Master Fund L LP

By: Starboard Value L LP,

its general partner

STARBOARD P FUND LP

By: Starboard Value P GP LLC,

its general partner

STARBOARD VALUE P GP LLC

By: Starboard Value R LP,

its member

Starboard Value L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Peter A. Feld

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SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Jeffrey c. smith

Receipt of Common Stock[1]	7.9858	61.4800	11/22/2019
Receipt of Common Stock[2]	17	61.5100	11/22/2019

1 Represents acquisition of dividends on shares held in the Issuer’s Nonqualified Deferred Compensation Plan.

2 Represents acquisition of Dividend Equivalent Rights on Restricted Stock Units awarded May 9, 2019.